Testing the Waters Communications

Hey [name], I hope you are doing well. Are you at all interested in investing in my company, Exist Tribe? We're going to market with our first product this summer. www.existtribe.com/yoga-sleep-node We're raising funds through WeFunder. We'll be introducing the opportunity at our YouTube livestream we're doing next Thursday at 6 PST.

Here are three simple facts:

- We believe that the community behind Exist Tribe should own Exist Tribe
- The Yoga Sleep Node is razor-close to production
- Funds will be used directly toward getting the Yoga Sleep Node into the hands of the people who need it

We have the safest light in the world for your eyes at night. The Yoga Sleep Node lights are certified (IEC 62471) for no photobiological risk to the skin or cornea.

We are finally in a position to make an impact. You might be pleased to know that we are working with WHOOP and SFF to launch a pilot study with Team Guys. Dr. Frueh is helping us structure the study. We want to show the effectiveness of the Yoga Sleep Node.

Note after all communications: "Exist Tribe is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind."

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Less than 3% of applicants are accepted. We only consider those who provide personal references. Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.